Term Sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 135-I dated May 1, 2008

Term Sheet to
Product Supplement No. 135-I
Registration Statement No. 333-130051
Dated August 1, 2008; Rule 433



Structured Investments	**JPMorgan Chase & Co.** **$** **Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of Five Currencies Relative to the U.S. Dollar due February 28, 2011**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 28, 2011*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of five currencies relative to the U.S. Dollar over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection plus a likely positive return at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about August 26, 2008 and are expected to settle on or about August 29, 2008.

Key Terms

Basket: An equally weighted basket of five currencies (each a "Basket Currency," and collectively, the "Basket Currencies") that measures the performance of the Basket Currencies relative to the U.S. Dollar (the "Basket")

Basket Currency Weights: The following table sets forth the Basket Currencies, the Starting Spot Rate[†] for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:

Basket Currency	Starting Spot Rate[†]	Reuters Page	Percentage Weight of Basket
Brazilian Real (BRL)		BRFR	20%
Russian Ruble (RUB)		EMTA	20%
South Korean Won (KRW)		KFTC18	20%
Chinese Renminbi (CNY)		SAEC	20%
Indian Rupee (INR)		RBIB	20%

† The Starting Spot Rate for each Basket Currency will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by either applicable intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-3 of this term sheet.

Reference Currency: The U.S. Dollar

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(i) If the Ending Basket Level is greater than the Starting Basket Level, $1,000 x the Basket Return x the Upside Participation Rate; or
(ii) If the Ending Basket Level is equal to or less than the Starting Basket Level, $1,000 x the Absolute Basket Return x the Downside Participation Rate.

Upside Participation Rate: At least 145%. The actual Upside Participation Rate will be determined on the pricing date and will not be less than 145%.

Downside Participation Rate: At least 45%. The Downside Participation Rate will be determined on the pricing date and will not be less than 45%.

Basket Return: $\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$

Absolute Basket Return: Absolute value of the Basket Return. For example, if the Basket Return is -15%, the Absolute Basket Return will equal 15%.

Starting Basket Level: Set equal to 100 on the pricing date, which is expected to be on or about August 26, 2008.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:
100 x [1 + (BRL Return * 1/5) + (RUB Return * 1/5) + (KRW Return * 1/5) + (CNY Return * 1/5) + (INR Return * 1/5)]
Each of the BRL Return, RUB Return, KRW Return, CNY Return and INR Return reflects the performance of the relevant Basket Currency, expressed as a percentage, from the Spot Rate of such Basket Currency on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rate of each Basket Currency on a given date that falls after the pricing date is equal to one divided by the applicable amount reported by Reuters Group PLC on page BRFR (for the BRL Return), page EMTA (for the RUB Return), KFTC18 (for the KRW Return), SAEC (for the CNY Return) and RBIB (for the INR Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Basket Currency per one unit of the Reference Currency.

Observation Date: February 23, 2011*

Maturity Date: February 28, 2011*

CUSIP: 48123LJJ4

* Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 135-I.

Investing in the Principal Protected Dual Directional Notes involves a number of risks. See "Risk Factors" beginning on page PS-17 of the accompanying product supplement no. 135-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 135-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 135-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $27.00 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $27.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-69 of the accompanying product supplement no. 135-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 1, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 135-I dated May 1, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 135-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 135-I dated May 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002370/e31452_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Brazilian Real, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Sao Paulo, Brazil, (ii) with respect to the Russian Ruble, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Moscow, Russia, (iii) with respect to the South Korean Won, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Seoul, Korea, (iv) with respect to the Chinese Renminbi, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Beijing, China, and (v) with respect to the Indian Rupee, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Mumbai, India.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to either (1) if the Ending Basket Level is greater than the Starting Basket Level, $1,000 x the Basket Return x the Upside Participation Rate[††] or (2) if the Ending Basket Level is equal to or less than the Starting Basket Level, $1,000 x the Absolute Basket Return x the Downside Participation Rate[††].
  [††] The Upside Participation Rate and Downside Participation Rate will be determined on the pricing date and will not be less than 145% and 45%, respectively.
- **POTENTIAL FOR A POSITIVE RETURN AT MATURITY EVEN IF THE BASKET RETURN IS NEGATIVE** — If the Ending Basket Level is less than the Starting Basket Level, then the Additional Amount will be calculated based on the Absolute Basket Return, which will always be a positive number. For example, if the Basket declined 15% from the Starting Basket Level to the Ending Basket Level, the Absolute Basket Return will equal 15%. Under these circumstances you will receive more than the principal amount of your notes at maturity, even though the Basket Return is negative.
- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. Dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 135-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 31, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 4.82%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 4.82%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 135-I dated May 1, 2008.

- **CURRENCY MARKET RISK** — The Basket Return will depend, in part, on the aggregate performance of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi relative to the U.S. Dollar and, therefore, your notes will be exposed to currency exchange rate risk with respect to Brazil, Russia, South Korea, India, the People's Republic of China and the United States. The value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies. IF THE ENDING BASKET LEVEL IS LESS THAN THE STARTING BASKET LEVEL, YOU WILL RECEIVE A RETURN ON YOUR INVESTMENT THAT WILL NOT BE LESS THAN 45% OF THE ABSOLUTE BASKET RETURN.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.

- **THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT** - On July 21, 2005, the People's Bank of China (the "People's Bank"), with the authorization of the State Council of the People's Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People's Bank has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

  The initial adjustment of the Chinese renminbi exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 Renminbi per United States dollar to 8.11 renminbi per United States dollar. The People's Bank has also announced that the daily trading price of the United States dollar against the renminbi in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People's Bank, while the trading prices of the non-United States dollar currencies against the Renminbi will be allowed to move within a certain band announced by the People's Bank. The People's Bank has stated that it will make adjustments of the renminbi exchange rate band when necessary according to market developments as well as the economic and financial situation. In a later announcement published on May 18, 2007, the band was extended to 0.5%. On July 16, 2008, the renminbi traded at 6.8128 renminbi per United States dollar, which is a 21.48% increase and the highest rate since the removal of the peg to the United States dollar.

  Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi, and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government's management of the renminbi could result in a significant movement in the U.S. dollar/renminbi exchange rate. Assuming the value of all other Basket Currencies remain constant, a decrease in the value of the renminbi, whether as a result of a change in the government's management of the currency or for other reasons, would result in a decrease in the value of the Basket.

- **CHANGES IN THE VALUE OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, Russia, South Korea, India, the People's Republic of China and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Indian Rupee may be moderated, or more than offset by, increases or declines in the Spot Rate of the Brazilian Real.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the

economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in a manner set forth on the cover page of this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies differs from that reflected in the publicly available information, the performance of each Basket Currency may be affected in a way that negatively impacts your payment on the notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Currencies and the U.S. Dollar;
  - the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
  - changes in correlation between the Basket Currency exchange rates;
  - a variety of economic, financial, political and regulatory or judicial events;
  - suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. Dollar;
  - interest and yield rates in the market generally as well as in each of the Basket Currencies' countries and in the United States;
  - the time remaining to the maturity of the notes; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Basket Return from -80% to +80% and assumes an Upside Participation Rate of 145% and a Downside Participation Rate of 45%. **The Upside Participation Rate will be determined on the pricing date and will not be less than 145%. The Downside Participation Rate will be determined on the pricing date and will not be less than 45%.** The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Absolute Basket Return	Basket Return x Upside Participation Rate (145%)	Absolute Basket Return x Downside Participation Rate (45%)	Additional Amount		Principal		Payment at Maturity
180	80%	80%	116.0%	N/A	$1,160	+	$1,000	=	$2,160
170	70%	70%	101.5%	N/A	$1,015	+	$1,000	=	$2,015
160	60%	60%	87.0%	N/A	$870	+	$1,000	=	$1,870
150	50%	50%	72.5%	N/A	$725	+	$1,000	=	$1,725
140	40%	40%	58.0%	N/A	$580	+	$1,000	=	$1,580
130	30%	30%	43.5%	N/A	$435	+	$1,000	=	$1,435
120	20%	20%	29.0%	N/A	$290	+	$1,000	=	$1,290
115	15%	15%	21.8%	N/A	$218	+	$1,000	=	$1,218
110	10%	10%	14.5%	N/A	$145	+	$1,000	=	$1,145
100	**0%**	**0%**	**0.0%**	**0.0%**	**$0**	**+**	**$1,000**	**=**	**$1,000**
90	-10%	10%	N/A	4.5%	$45	+	$1,000	=	$1,045
80	-20%	20%	N/A	9.0%	$90	+	$1,000	=	$1,090
70	-30%	30%	N/A	13.5%	$135	+	$1,000	=	$1,135
60	-40%	40%	N/A	18.0%	$180	+	$1,000	=	$1,180
50	-50%	50%	N/A	22.5%	$225	+	$1,000	=	$1,225
40	-60%	60%	N/A	27.0%	$270	+	$1,000	=	$1,270
30	-70%	70%	N/A	31.5%	$315	+	$1,000	=	$1,315
20	-80%	80%	N/A	36.0%	$360	+	$1,000	=	$1,360

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $290 and the final payment at maturity is equal to $1,290 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(120-100)/100] \times 145\%) = \$1,290$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the Additional Amount is equal to $180 and the final payment at maturity is equal to $1,180 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of } [(60-100)/100] \times 45\%) = \$1,180$$

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.
Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $145 and the final payment at maturity is equal to $1,145 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(110-100)/100] \times 145\%) = \$1,145$$

Example 4: The Ending Basket Level is 100. Because the Ending Basket Level of 100 is the same as the Starting Basket Level, the final payment at maturity is equal to $1,000 per $1,000 principal amount note.

Historical Information

The following first five graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, which we refer to in this term sheet as the exchange rate) from January 3, 2003 through July 25, 2008. The exchange rates of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi, at approximately 11:00 a.m., New York City time, on July 31, 2008, were 1.56700, 23.43240, 1012.05000, 42.57500 and 6.83180, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. Dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first five graphs below.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through July 25, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had a 1/5 weight in the Basket on that date and that the historical spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.













The Spot Rates of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi, at approximately 11:00 a.m., New York City time, on July 31, 2008, were 0.63816, 0.04268, 0.00099, 0.02349 and 0.14637, respectively, calculated in the manner set forth under "Key Terms — Basket Closing Level" on the cover of this pricing supplement (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time). We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.